SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

"The information contained in this Form 6-K is incorporated by reference into each of the Offering Memoranda, dated May 13, 2003 and May 14, 2003, relating to the offer of US$550,000,000 6.436% Senior Trust Certificates, Series 2003-A due 2015, and US$200,000,000 3.748% Senior Trust Certificates,Series 2003-B due 2013, respectively."

PETROBRAS ANNOUNCES FIRST QUARTER 2003 RESULTS

(Rio de Janeiro – May 15, 2003) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in millions of Reais, in accordance with generally accepted Brazilian accounting principles.

PETROBRAS reported consolidated net income of R$ 5,545 million for the first quarter 2003 (1Q-2003). Consolidated net operating revenue in 1Q-2003 was R$ 24,500 million. As of March 31, 2003, the Company’s market value was R$ 53,451 million. 1Q03 EBITDA was R$ 9,409 million, up 107.8% on 4Q02.

  Consolidated net income for 1Q-2003 was R$ 5,545 million. These results were primarily driven by an expansion in gross margin (49%), a reflection of the partial pass, starting from oct/2002, through of international oil prices onto some by-product prices in the domestic market, net of the decline during the last 12 months in the US dollar in relation to the Real as well as the increase in exports, largely from the Marlim field. Results were also impacted by the Real appreciation in relation to the US dollar (5.1%), which positively affected our total debt at the amount of R$ 627 million for the quarter. Such effects were offset by conservative provisioning for the contingent liability related to the Company's financial exposure to the energy segment (R$ 708 million).

  Consolidated gross revenue in 1Q-2003 was R$ 33,365 million while net operating revenue was R$ 24,500 million, reflecting the trend of increasing international oil product prices. In the same quarter of 2002, gross and net revenue were R$ 17,778 million and R$ 11,239 million respectively.

  In the first quarter of 2003, total investments were R$ 3,590 million, mainly in developing its oil and natural gas capacity, a year-over-year increase of 44%.

  As of March 31, 2003, the PETROBRAS System reported a net debt of R$ 34,926, a 9% reduction in relation to December 31, 2002, principally due to the appreciation effect of the Real against the US dollar in the quarter (5.1%) as well as the increase in its cash position in 1Q-2003.

  PETROBRAS’ economic contribution to the country’s wealth in 1Q03, as measured by payments of taxes, fees, social charges and government participations, totaled R$ 11,724 million, a 42% increase when compared to 1Q-2002.

  In 1Q-2003, total oil, NGL and natural gas grew about 5% year-over-year to reach an average of 1,896,000 boed for the quarter. In February 2003, PETROBRAS registered a new monthly production record of oil and NGL in Brazil with an average of 1,597,000 bpd, with 82% coming from Campos Basin. When compared with 4Q-2002, total production in 1Q-2003 grew 8%.

  On March 31, 2003, the Company’s market capitalization was R$ 53,451 million and represented 118% of the Controlling Company’s shareholders’ equity (R$ 45,143 million).

This document is divided into 5 sections:

PETROBRAS SYSTEM	Contents	PETROBRAS	Contents
Financial Highlights	4	Financial Statements	28
Operating Highlights	9
Financial Statements	13
Appendices	23

PETROBRAS SYSTEM

Comments of the CEO, Jose Eduardo de Barros Dutra

During this first quarter at the helm of PETROBRAS, the new Board and I have sought to immerse ourselves in all the Company’s activities in close collaboration with our employees, suppliers, clients shareholders, investors, professionals, and the Federal Government.

Our first task was to listen, talk, suggest and discuss all that is of material interest to PETROBRAS with those that contribute to the development of the Company’s activities.We sought to adapt practices, procedures, and objectives to the new strategies, reconciled to the new economic and social climate of Brazil, without losing focus and sight of our business, aiming for profitability with respect for the environment, and contributing to the development of the communities where we operate.

It is therefore with satisfaction that I inform our shareholders and investors of our first quarter net profit of R$ 5,545 million. This result not only reflects PETROBRAS’s appropriate pricing policy, but is also indicative of an improving outlook for the Brazilian economy, with the foreign exchange rate registering significant appreciation, positively impacting not only our debt but also boosting our already growing export business.

Before commenting in more detail on the operational and financial highlights of the quarter, I would like to highlight specifically our revised strategic plan for the 2003/2007 period. The plan foresees capital expenditures of approximately US$ 34.3 billion, while maintaining PETROBRAS’s continued leadership of the domestic market by offering products of an international standard in an efficient and modern manner. The revised plan includes stronger policies for human resources, social responsibility and occupational health, safety and the environment, with a continued focus on the commitment to the policies of capital discipline and corporate governance.

Operating highlights

Total oil, NGL and natural gas production was 1,896 thousand bpd, or 5% higher than the same period last year. The boost to production came largely from the start-up of new wells in the Marlim field (P-35 and P-37), in Espadarte (ESPF) as well as the new wells comprising the P-38/P-40 system in the Marlim Sul field.

This increase in domestic production in first quarter 2003 permitted net oil and oil product imports of only around 120,000 bpd, a 39% decline compared with the same period last year, confirming that the Company is on the right track to achieve a trade surplus in the medium term.

I would like to particularly mention four major operational highlightsof this first quarter:

  The new oil find in the Campos Basin at well 9-MLL-3, close to the Marlim Leste field with estimated reserves of 270 million boe;

  In February, PETROBRAS registered a new monthly oil and NGL production record in Brazil, averaging 1,597 thousand bpd, of which 82% came from Campos Basin;

  The Executive Board’s approval to the revision of the bidding procedures and contractual conditions in the Tender Notice for the construction of the P-51 and P-52 platforms, including a minimum obligatory local content.

  The increase in 25 thousand bpd in installed primary refining capacity.

Financial and corporate highlights

Net operating revenue was R$ 24,500 million due to rising international oil product prices and growth in production. As a result, PETROBRAS reported strong cash flow with an EBITDA of R$ 9,409 million in the first quarter.

Consequently PETROBRAS generated tax obligations of R$ 9,068 miilion. Royalties and government participations almost tripled, reaching R$ 2,656 million. Accordingly, the Company’s economic contribution totaled R$11,724 million, an increase of 42% when compared to the same period last year and higher than its own cash generation.

This excellent performance permitted the immediate provision of R$ 708 million that, combined with the R$ 724 million already provisioned in 2002,correspond to 94% of the maximum expected losses in 2003, related to thermoelectric plants. The installed capacity, while not currently being dispatched, provides a margin of security to the Brazilian electric system. a security.

Petrobras’ net debt on March 31, 2003 was R$ 34,926 million, down 9% compared with December 31, 2002, primarily due to the effect of the appreciation of the Real against the US dollar on consolidated debt, as well as the increase in our cash position during the first quarter.

The Company continued its policy of extending the maturity profile of its debt by raising long term funds and, at the same time, paying down short-term debt. The debt to equity ratio was 61% on March 31, 2003, a decrease of 6 percentage points compared with December 31, 2002.

PETROBRAS continues to concentrate its investments on increased oil and natural gas production through investing in its own production resources, as well as through the structuring of venture partnerships. In the first quarter 2003, total capital expenditures were R$ 3,590 million (excluding values invested through SPCs, on an off-balance sheet basis and totaling about US$ 261 million in 1Q-2003), representing a growth of 44% over investments in the same period in 2002.

In this context, through a new issue targeted to raise US$ 200 million, PETROBRAS successfully raised US$ 400 million with maturity in 2008 through its Petrobras International Finance Company – Pifco subsidiary. This is one more example of investor confidence in the way we are managing the Company’s business.

I would also like to mention the successful tender offer for the acquisition of shares in exchange for the delisting of BR Distribuidora. The significant level of approval among BR’s minority shareholders indicates PETROBRAS’s commitment to stronger Brazilian Capital Markets with better corporate governance practices.

Events subsequent to the end of the quarter:

In accordance with the decision of the Annual General Shareholders’ Meeting on March 27, 2003, PETROBRAS began on May 5, 2003 dividend and interest on capital payments based on the adjusted result for the fiscal year ending December 31, 2002 for a total of R$ 1.6571 per common and preferred shares, restated at the Selic rate.

We also announced the largest natural gas discovery ever on the Brazilian continental shelf with reserves of around 70 billion cubic meters or approximately 440 million boe, increasing Brazilian proven natural gas reserves by about 30%.

As already commented, we announced our revised strategic plan. This plan sets feasible objectives and targets adapted to the new international reality and focused on increased production but aligned to the recovery of Brazilian economic growth. The execution of the projects contained in the strategic plan will translate into more jobs through PETROBRAS’s direct activities as well as through its investments in Brazilian industries that are being expanded during the 2003/2007 period. And what is even more significant, is that we are able to do this without incurring additional costs and withsupport that is available to the brazilian oil industry as a whole.

Finally, we register that, on May 13, 2003, the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaría de la Competencia, la Desregulación y la Defensa Del Consumidor), approved the purchase of 58.62% of Perez Companc S.A.´s and 39.67% of Petrolera Perez Companc capital stock. Upon approval of the transaction Pecom Energía S.A. agreed to divest itself of its aggregate equity interest in Transener S.A. in accordance with the Law Nº. 24,065 of the Electricity Regulatory framework. It is worth mentioning that this divestment is in line with Perez Companc S.A.‘s strategic plan objectives and does not represent any relevance to the strategic plan of Petrobras.

PETROBRAS SYSTEM	Financial Highlights

Consolidated Net Income

PETROBRAS, its subsidiaries and controlled companies, reported consolidated net income of R$ 5,545 million in 1Q-2003, with an operating profit (1) that represents an increase of 160% compared with 4Q-2002.

Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002	Δ %
29,429	Gross Operating Revenue	33,365	17,778	88
20,843	Net Operating Revenue	24,500	11,239	118
3,264	Operating Profit (1)	8,491	1,472	477
1,383	Financial Result	703	247	185
2,829	Net Income for the period	5,545	866	540
2.61	Net income per share	5.06	0.80	533
54,308	Market Value (Parent Company)	53,451	65,252	(18)
(1) Before financial income and expenses and the gain from investments in subsidiaries.

The principal factors affecting the Company’s net consolidated income in the first quarter of 2003 were:

  An increase in some oil by-product prices, reflecting the partial pass through of this increase on prices in the international market, net of the appreciation of the Real against the US dollar as well as higher exports (up 36% in relation to 4Q-2002), principally oil from the Marlim Field.

  An increase (up 8% compared with 4Q-2002) in the domestic production of oil, NGL and natural gas which increased the total share of domestic crude in refinery throughput (80% in 1Q-2003 and 77% in 4Q-2002).

  Net financial income of R$ 703 million largely due to the appreciation of the Real against the US dollar during the period (5.1%), reflecting the change in foreign exchange rates.

  A foreign exchange loss from the translation effect on shareholders’ equity in controlled companies abroad amounting to R$ 178 million due to the appreciation of the Real against the US dollar.

  An increase in domestic oil production costs due to larger government participation payments in Brazil, a reflection of higher oil product prices on the international market and foreign exchange rate variations.

  The R$ 68 million write-off (loss) of dry or sub-commercial wells.

  Increased provisions of R$ 708 million for financial exposure to contracts with thermoelectric plants.

Subsidiaries’ Results

Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002
2,458	PETROBRAS (1)	5,529	1,064
90	BR Distribuidora	100	381
425	Gaspetro - consolidated (4)	158	18
(9)	PIFCo - consolidated	26	(70)
-	PNBV (3)	14	-
209	Transpetro - consolidated	143	96
263	Downstream - consolidated	122	20
70	Petroquisa - consolidated (4)	111	59
-	Petrobras Energia	14	-
505	Braspetro - consolidated (2)	-	(55)
232	BRASOIL - consolidated	65	-
(74)	BOC - consolidated (4)	56	-
(30)	PIB - BV - consolidated	50	-
(35)	Petrobras Colômbia	-	-
84	Eliminations	-

682	Sub total	171	(55)
6	Thermal - consolidated (4)	6	-
	Less:
(885)	Eliminations and adjustments	(643)	(541)
(480)	Minority Interests	(206)	(106)

2,829	Consolidated net income (loss)	5,545	866

(1)      PETROBRAS (Controlling Company) – PETROBRAS posted a 1Q-2003 net income of R$ 5,529 million, an increase of R$ 4,465 million compared to the same period last year, driven mainly by the price increases for oil product sales, representing the partial pass through of international prices in addition to the effects of the reduction in gasoline and diesel sale prices in January of 1Q-2002. Other factors which affected 1Q-2003 results compared with the same period in the preceding year were: larger volumes of oil exports from the Marlim Field (41%), larger outlays incurred with government participations and consortia (SPCs), the write-off of R$ 68 million in wells identified as dry or sub-commercial, the increase in provisions for losses arising from the financial exposure to contracts with thermoelectric power plants of R$ 708 million and the appreciation of the Real against the US dollar in the quarter (5.1% in 1Q-2003 against a devaluation of 0.1% in 1Q-2002), producing a net financial gain of R$ 551 million.

(2)     BRASPETRO – The Extraordinary General Meeting of PETROBRAS' shareholders held on September 30, 2002, approved the incorporation of BRASPETRO by PETROBRAS, thus concluding the restructuring process that began in 2000. As part of this restructuring, on September 5, 2002, PETROBRAS constituted Petrobras Internacional Braspetro B.V. - PIB BV, domiciled in the Netherlands and on September 25, 2002, Petrobras Participações S.L., domiciled in Spain. Both will operate as holding and sub-holding companies respectively, for the components of the PETROBRAS System related to the activities of the International Business Area. With the conclusion of the restructuring of the International Area and with the incorporation of BRASPETRO into PETROBRAS, the companies Brasoil, BOC and PIB BV, previously controlled by BRASPETRO, will be directly controlled by PETROBRAS.

(3)     On February 19, 2003, Petrobras Netherlands BV — PNBV, domiciled in the Netherlands, previously controlled by Petrobras International Finance Company — PIFco, was placed under the direct control of PETROBRAS.

(4)     In 1Q-2003, consolidated revenue, were impacted by transactions involving Fábrica Carioca de Catalisadores (jointly controlled with PETROQUISA), by Petrolera Santa Fe (controlled by BOC), by CEG – Rio (affiliated of GASPETRO), by Bahiagás (jointly controlled with GASPETRO) and by Ibiritermo, thermoelectric plant included in the consolidation process using the shared control accounting principle.

Consolidated Economic Indicators

The businesses managed by PETROBRAS, its subsidiaries and controlled companies reported R$ 9,409 million in earnings before interest, equity income, taxes, depreciation and amortization (EBITDA) in 1Q-2003, 295% higher when compared with the same quarter of 2002.

		Jan-Mar
4Q-2002		2003	2002
36	Gross margin (%)	49	33
16	Operating margin (%)	34	13
14	Net margin (%)	23	8
4,527	EBITDA - R$ million	9,409	2,383

In 1Q-2003, the gross margin increased 16 percentage points compared to 1Q-2002, primarily due to the partial pass through of international prices, starting from October 2002, onto some by-products and the currency devaluation ocurred during the period between April 2002 and March 2003, as well as the increase in exports, in large part from the Marlim field. Other reasons were the reduction in expenses in relation to the future abandoning of depleted wells due to new accounting procedures adopted in 2003, partially offset by an increase in the cost of oil and oil product imports and reflecting higher imported volumes, of international prices and the devaluation of the Real in relation to the US dollar (44% compared to 1Q-2002). Also affecting the gross margin were domestic oil production costs impacted by an increase in expenditures in the preceding quarter with payments for government participations in Brazil and with the participation of third party members of consortia, payments which are benchmarked to international prices and the foreign exchange rate.

In 1Q-2003, the operating margin increased 34% in relation to 1Q-2002, basically due to the gross margin, offset by the increase in the provision for losses on financial exposure to contracts with thermoelectric power plants amounting to R$ 708 million.

Net margin for 1Q-2003, compared with 1Q-2002, increased, reflecting gross margin in addition to the reduction in net financial expenses from the appreciation of the Real in relation to the US dollar in 1Q-2003 (5.1% versus 0.1% devaluation in 1Q02), despite the increased provisioning during the quarter for losses on financial exposure in relation to contracts with thermoelectric power plants amounting to R$ 708 million.

Consolidated Debt

	Millions of Reais (R$)

	Mar 31, 2003	Dec 31, 2002	Δ %
Short-term Debt (1)	9,664	9,611	1
Long-term Debt (1)	40,473	40,774	(1)

Total Debt	50,137	50,385
Net Debt (1)	34,926	38,510	(9)
Net Debt/(Net Debt+Equity Ratio) (1)	45%	53%	(8)
Total Net Liabilities (1) (2)	110,654	103,174	7
Capital Structure
Debt to Equity Ratio	61%	67%	(6)

(1)	Includes debt contracted by special purpose companies used by PETROBRAS to structure project finance transactions (R$ 10,977 million on March 31, 2003 and R$ 10,761 million on December 31, 2002), as well as advances for of the project in consortium with Nova Marlim S.A. (R$ 1,706 million on March 31, 2003 and R$ 1,794 million on December 31, 2002) and debt contracted through leasing contracts (R$ 6,422 million on March 31, 2003 and R$ 7,028 million on December 31, 2002).
(2)	Total liabilities net of cash/cash equivalents.

As of March 31, 2003, the PETROBRAS System reported a 9% reduction in net debt in relation to December 31, 2002, principally due to the appreciation effect of the Real against the US dollar in the quarter (5.1%) as well as the increase in its cash position in 1Q-2003.

The Company has been taking steps to improve its debt maturity profile by borrowing at longer terms and at the same time paying down shorter-term liabilities. The debt to equity ratio stood at 61% on March 31, 2003, a decrease of 6 percentage points compared with December 31, 2002.

Consolidated Statement of Results by Business Area

Result by Bussiness Segment millions of Reais (R$) (1)
		Jan-Mar
4Q-2002		2003	2002
			(3)
2,932	EXPLORATION &PRODUCTION	5,617	1,230
405	SUPPLY	1,465	339
(453)	GAS &ENERGY	(335)	(98)
74	DISTRIBUTION	97	35
165	INTERNATIONAL (2)	185	(63)
(170)	CORPORATE	(377)	(373)
(124)	ELIMINATIONS AND ADJUSTS	(1,107)	(204)

2,829	CONSOLIDATED NET INCOME	5,545	866

(1)     The accounting statements by business area and the respective comments are shown on page 17.

(2)     In the international business area, the comparison between periods is influenced by foreign exchange rate variations in the period, given that all operations are transacted overseas either in dollars or in the currency of the countries in which each company is domiciled. There may be cases in which fluctuations in the Real are significant and due almost exclusively to foreign exchange variations, principally during periods of high volatility. From 4Q–2002, the International area’s businesses also includes the Argentine operations of Petrolera Santa Fé, acquired in October 2002, but exclude those of Perez Companc S.A. and Petrolera Perez Companc S.A., since the transfer of shareholding control, on March 31, 2003, was subject to approval by the appropriate Argentine regulatory authorities.

(3)     With the aim to allow for comparison between both fiscal periods, the results of the businesses of Gas & Energy and the corporate segment relative to 4Q02 underwent a few changes, taking into account the revision in the criteria adopted for the allocation of the financial result.

Consolidated Capital Expenditures

In accordance with the objectives established in the strategic plan, PETROBRAS continues to prioritize capital expenditures in developing its oil and natural gas for its own account and through joint ventures. In the first quarter of 2003, total investments were R$ 3,590 million (excluding investments through SPC’s on an off-balance sheet basis and worth approximately US$ 261 million in 1Q — 2003), a year-over-year increase of 44%.

Millions of Reais (R$)
	Jan-Mar
	2003	%	2002	%	Δ %
• Own Investments	3,331	93	2,090	84	59

Exploration &Production	2,075	58	1,252	50	66
Supply	626	17	361	14	73
Gas and Energy	110	3	166	7	(34)
Internacional	369	10	162	7	128
Distribution	78	2	70	3	11
Corporate	73	3	79	3	(8)
• Ventures under Negotiation	128	4	111	4	15

• Structured Projects	131	3	291	12	(55)

Exploration &Production	131	3	291	12	-
Albacora	-	-	75	3	-
Espadarte/Marimbá/Voador	7	-	94	4	(93)
Cabiúnas	14	-	18	1	(22)
Marlim	-	-	80	3	-
Novamarlim Petróleo	94	3	-	-	-
Others	16	-	24	1	(33)

Total Investments	3,590 *	100	2,492	100	44

*  Beside this amount,approximately US$ 261 million were invested through SPC companies as mentioned above.
Millions of Reais (R$)
	Jan-Mar
	2003	%	2002	%	Δ %
International	369	100	162	100	128

Exploration &Production	350	95	115	72	204
Supply	6	2	6	4	-
Gas and Energy	-	-	38	23	-
Distribution	9	2	1	-	800
Others	4	1	2	1	100

Total Investments	369	100	162	100	128

  In the first quarter of 2003, 70% of the Company’s capital expenditures from its own resources were invested in domestic exploration and production areas.

  In line with its objectives of increasing production, 46 joint venture contracts have been signed for investing in exploration and the development of production in areas where PETROBRAS has already made commercial finds. Forecasted investments are estimated to be approximately US$ 4,977 million.

PETROBRAS SYSTEM	Operational Highlights

Exploration & Production

1Q-2003, domestic oil and NGL production was 8% higher than in 4Q-2002 largely due to the start-up of production of the new wells making up the FPSO System – Brasil in the Roncador filed and the DP-Seillean in the Jubarte field, which production began in the last quarter of 2002, and also to scheduled interruptions of platforms in the Campos Basin in the 4Q-2002 and the stoppage at platform P-34 due its semi-capsizing on October 13, 2002. A new monthly production record in oil and NGL was set in February 2003 with an average of 1,597,000 bpd reflecting PETROBRAS’s efforts to ramp up production, placing Brazil within reach of domestic self-sufficiency.

Barrels/Days (thousands)
		Jan-Mar
4Q-2002		2003	2002	Δ %
1,491	Oil and LNG production	1,613	1,526	6
1,455	Domestic market	1,573	1,489	6
36	Foreign market	40	37	8
263	Natural gas production *	283	281	1
236	Domestic market	249	262	(5)
27	Foreign market	34	19	79

1,754	Total production	1,896	1,807	5

* Excluding liquified gas and including reinjected gas

The year-over-year increase of 6% in domestic oil and NGL in 1Q-2003 reflects the start-up of new wells in the Marlim field (P-35 and P-37), in the Espadarte field (ESPF), and above all, the new wells of the P-38/P-40 system in the Marlim Sul field.

Refining, Transport and Marketing

Mainly as a result of the increase in domestic oil production, in 1Q-2003, net oil and oil product imports averaged 120,000 bpd, representing a decline of 39% compared with the same period in 2002, confirming the tendency towards a Company trade surplus in the medium term.

Barrels/Day (thousands) (average for the period)
		Jan-Mar
4Q-2002		2003	2002	Δ %
298	Crude oil imports	388	281	38
213	Oil product imports	183	215	(15)
212	Crude oil exports	225	160	41
178	Oil product exports	226	141	60
121	Net imports	120	195	(39)
1,707	Output of oil products	1,693	1,722	(2)
1,647	• Brazil	1,623	1,662	(2)
60	• International	70	60	17
2,022	Primary Processed Installed Capacity	2,047	2,022	1
1,931	• Brazil	1,956	1,931	1
91	• International	91	91	-
	Use of Installed Capacity
82	• Brazil	83	85	(2)
65	• International	70	66	6
77	Domestic crude as % of total feedstock processed	80	81	(1)

Costs

US$/barril
		Jan-Mar
4Q-2002		2003	2002	Δ %
	Lifting Costs:
	• Brazil
2.93	• • without government participation	2.85	3.46	(18)
7.38	• • with government participation	8.45	6.75	25
2.48	• International	1.99	1.97	1
	Refining cost
0.92	• Brazil	0.90	1.04	(13)
0.92	• International	1.07	1.17	(9)
130	Corporate Overhead (US$ million) (1)	138	168	(18)

(1)     To adequate the Corporate Overhead ratio to the management model, the Company reviewed this concept ratio promoting the restatement of the previous period.

Excluding government participations, 1Q-2003 domestic lifting costs fell 18% in relation to 1Q-2002, principally reflecting the translation effect into dollars of costs originating in local currency due to the Real’s devaluation against the US dollar (44% in relation 1Q-2002) and the reduction in overhead relating to exploratory drilling rigs, and the transportation and processing of oil. The quarter-over-quarter decrease of 3% in lifting costs is due principally to the 4Q-2002 interruption of production at the Barracuda and Caratinga fields from October 14, 2002 with the partial capsizing of platform P-34. Also contributing to the quarter’s improved lifting costs were scheduled down time for maintenance on production systems in the Campos Basin thereby reducing production volumes and increasing 4Q-2002 unit costs.

In 1Q-2003, domestic lifting costs including the government’s participations, increased 25% compared to 1Q-2002 and 14% relative to 4Q-2002, due to 1Q-2003 increases in domestic oil reference prices, in turn, linked to the international market, combined with the increase in the special government participation rate for the Marlim Sul field due to increased production, and consequently higher quarterly expenditures.

In 1Q-2003, domestic unit refining costs decreased by 13% compared with the same period in 2002, mainly due to weaker demand for chemical products and catalyzers as well as the impact of the conversion into dollars of costs originating in local currency and reflecting the devaluation in the local currency against the US dollar. Quarter-over-quarter refining costs remained stable, due to higher expenditures in the final quarter of 2002 with planned stoppages at both the REVAP and REPAR refineries but offset by the conversion in dollars of costs originating in local currency due to the stronger appreciation in the Real against the US dollar in 4Q-2002 (9.2%) when compared with 1Q-2003 (5.1%).

In 1Q-2003, the 18% year-over-year decrease in the Corporate Overhead reflects the decrease in payroll expenditure due to extraordinary costs in 1Q02 associated with the incentives provided to employees and retirees to migrate to the Company’s new pension plan. The reduction also relates to the conversion effect of local currency costs into US dollars in the light of the Real’s devaluation against the dollar. In comparison with 4Q-2002, the 1Q-2003 Corporate Overhead increased by 6%, principally due to the increase in outlays with the Company healthcare plan for employees, retirees and pensioners.

Net Operating Revenue

1Q-2003 consolidated net revenue increased 118% compared with the same period in 2002, reflecting the partial pass through of increases in oil products pricing on the international market to domestic selling prices as well as the increase in oil exports from Marlim field.

Net operating revenue increased 18% compared with 4Q-2002, largely due to increases in the selling prices of oil products, reflecting the partial pass through of higher international prices onto some by-products but also impacted by the reduction in dollar rates.

Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002	Δ %
18,214	PETROBRAS	20,934	9,375	123
6,098	BR - Distribuidora	6,326	3,759	68
276	GASPETRO - Consolidated	289	137	111
4,162	PIFco - Consolidated	6,524	2,653	146
-	PNBV	143	-
539	TRANSPETRO - Consolidated	484	436	11
1,306	DOWNSTREAM - Consolidated	1,418	720	97
67	PETROQUISA - Consolidated	27	-
-	PETROBRAS ENERGIA	48	-
-	BRASPETRO - Consolidated (*)	-	1,921
1,891	BRASOIL - Consolidated	2,407	-
164	BOC - Consolidated	79	-
2,530	PIB - BV - Consolidated	4,713	-
110	PETROBRAS COLÔMBIA	-	-
(296)	Eliminations	-	-

4,399	Sub total	7,199	1,921	275
44	Thermal - Consolidated	14	-
	Less:
(14,262)	Eliminations and adjustments	(18,906)	(7,762)	144

20,843		24,500	11,239	118

(*)     See comments on page 5.

In 1Q-2003, consolidated revenue, were impacted by transactions involving PETRORIO (fully controlled), Fábrica Carioca de Catalisadores (jointly controlled with PETROQUISA), by Petrolera Santa Fe (controlled by BOC), GNL do Nordeste LTDA. (jointly controlled with PETROBRAS), Bahiagás (jointly controlled with GASPETRO) and the thermoelectric plants Tersmosergipe, Termoaçu, Termorio, Ibitermo and Termobahia, all of them included in the consolidation process using the shared control accounting principle

On February 19, 2003, Petrobras Netherlands BV — PNBV, domiciled in the Netherlands, previously controlled by Petrobras International Finance Company — PIFco., was placed under the direct control of PETROBRAS.

Sales volume

Domestic 1Q-2003 sales volume decreased 6% compared with 1Q- 2002, mainly due to lower fuel oil sales as a result of competition from natural gas and substitutes such as imported coke, bagasse, coal, biomass and firewood, as well as weaker gasoline sales. Marlim oil exports accounted for the 45% growth in sales to markets overseas.

		Jan-Mar
4Q-2002	Barrels/Day (thousand)	2003	2002	Δ %
1,643	Total Oil Products	1,480	1,594	(7)
34	Alcohol, Nitrogen and others	29	26	12
178	Natural Gas	148	141	5

1,855	Total domestic market	1,657	1,761	(6)

398	Total international market	458	316	45
2,253	Total	2,115	2,077	2

Consolidated Sales Costs

On a year-over-year basis, sales costs in 1Q-2003 increased 36% primarily due to higher sales prices of oil products in the domestic market.

Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002	Δ %
4,043	ICMS	4,197	2,608	61
723	PASEP/COFINS	477	173	176
3,712	CIDE	4,010	3,613	11
108	Others	181	145	25

8,586	Total	8,865	6,539	36

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002
29,429	Gross Operating Revenues	33,365	17,778
(8,586)	Sales Deductions	(8,865)	(6,539)

20,843	Net Operating Revenues	24,500	11,239
(13,400)	Cost of Goods Sold	(12,480)	(7,537)

7,443	Gross Profit	12,020	3,702
	Operating Expenses
(1,502)	Sales, General &Administrative	(1,561)	(1,067)
(522)	Cost of Prospecting, Drilling &Lifting	(227)	(232)
(153)	Research &Development	(140)	(88)
(152)	Taxes	(235)	(173)
(1,850)	Others	(1,366)	(670)
	Net Financial Expense
857	Income	774	702
(668)	Expense	(640)	(442)
(248)	Monetary &Foreign Exchange Correction - Assets	(137)	585
1,442	Monetary &Foreign Exchange Correction - Liabilities	706	(598)

1,383		703	247

(2,796)		(2,826)	(1,983)
(403)	Gains from Investment in Subsidiaries	(89)	(40)

4,244	Operating Profit	9,105	1,679
606	Balance Sheet Monetary Correction	16
(61)	Non-operating Income (Expense)	(56)	8
(1,036)	Income Tax &Social Contribution	(3,314)	(715)
(480)	Minority interest	(206)	(106)
(444)	Employee Profit Sharing Plan

2,829	Net Income (Loss)	5,545	866

Balance Sheet — Consolidated

Assets	Millions of Reais (R$)

	Mar 31, 2003	Dec 31, 2002

Current Assets	43,492	38,431

Cash and Cash Equivalents	15,211	11,875
Accounts Receivable	8,537	7,993
Inventories	13,984	12,209
Others	5,760	6,354
Non-current assets	16,889	16,561

Petroleum &Alcohol Account	668	644
Ventures under Negotiation	1,159	1,024
Advances to Suppliers	1,287	1,334
Marketable Securities	1,495	1,617
Investments in Companies to be Privatized	291	246
Deferred Taxes and Social Contribution	1,539	1,477
Advance for Pension Plan Migration	1,100	1,023
Others	9,350	9,196
Fixed assets	48,085	42,268

Investments	814	637
Property, Plant &Equipment	46,444	40,786
Deferred	827	845

Total Assets	108,466	97,260

Liabilities	Millions of Reais (R$)

	Mar 31, 2003	Dec 31, 2002

Current Liabilities	31,591	29,227

Short-term Debt	6,222	6,016
Suppliers	6,036	6,491
Taxes &Social Contribution Payable	9,658	7,036
Project Finance and Joint Ventures	1,706	1,794
Pension fund obligations	312	264
Dividends	1,727	2,812
Others	5,930	4,814
Long-term Liabilities	34,486	33,909
Long-term Debt	24,810	24,786

Pension fund obligations	474	515
Health Care Benefits	3,951	3,745
Deferred Taxes &Social Contribution	3,866	3,639
Others	1,385	1,224
Provision for Future Earnings	403	404
Minority Interest	(907)	(605)

Shareholders' Equity	42,894	34,325
Capital Stock	20,176	16,631
Reserves	17,174	9,596
Net Income	5,545	8,098

Total liabilities	108,466	97,260

Cash Flow Statement — Consolidated

		Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002
2,829	Net Income (Loss)	5,545	866
(2,044)	(+) Adjustments	1,675	729
1,262	Depreciation &Amortization	918	911
145	Petroleum &Alcohol Account	(25)	24
(442)	Charges on Financing and Connected Companies	(13)	328
(606)	Balance Sheet Monetary Correction	(16)	-
(2,403)	Other Adjustments	811	(534)
785	(=) Net Cash Generated by Operating Activities	7,220	1,595
5,114	(-) Cash used for Cap.Expend.	3,672	2,709
1,156	Investment in E&P	2,582	1,311
1,360	Investment in Refining &Transport	638	383
(20)	Investment in Gas and Energy	97	184
542	Project Finance	130	405
(7)	Dividends	(17)	(16)
2,083	Other investments	242	442
(4,329)	(=) Free cash flow	3,548	(1,114)
(2,053)	(-) Cash used in Financing Activities	212	960
(2,276)	(=) Net cash generated in the period	3,336	(2,074)
14,151	Cash at the Beginning of Period	11,875	17,108
11,875	Cash at the End of Period	15,211	15,034

Value Added Statement – Consolidated

	Jan-Mar
	2003	2002
Description
Gross Operating Revenue from Sales &/ Services	33,357	17,910
Raw Materials Used	(3,095)	(1,428)
Products for Resale	(4,426)	(2,292)
Materials, Energy, Services &Others	(2,781)	(2,529)

Value Added Generated	23,055	11,661

Depreciation &Amortization	(918)	(911)
Participation in Associated Companies	(89)	(40)
Financial Income	638	1,287
Balance Sheet Monetary Correction	16

Total Distributable Value Added	22,702	11,997

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	1,149	862
Profit Sharing (Participation)	-

	1,149	862

Government Entities
Taxes, Fees and Contributions	11,630	7,099
Government Participation	2,878	1,113
Deferred Income Tax &Social Contribution	95	(93)

	14,603	8,119

Financial Institutions and Suppliers
Financial Expenses,Interest, Rent &Freight	1,199	2,044

Shareholders
Dividends	-
Minority Interest	206	106
Net Income	5,545	866

Value added distributed	5,751	972

Consolidated Statement of Business Segmentation – 03.31.2003

	Millions of Reais (R$)
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS
Net Operating Revenues	17,202	18,127	1,016	6,326	1,363	-	(19,534)	24,500

Intersegments	14,917	4,139	131	93	254	-	(19,534)	-
Third Parties	2,285	13,988	885	6,233	1,109	-	-	24,500
Cost of Goods Sold	(7,719)	(15,235)	(567)	(5,762)	(1,054)	-	17,857	(12,480)

Gross Profit	9,483	2,892	449	564	309	-	(1,677)	12,020

Operating Expenses	(611)	(786)	(832)	(365)	(110)	(825)	-	(3,529)

Sales, General &Administrative	(67)	(620)	(120)	(319)	(98)	(337)	-	(1,561)
Taxes	-	(20)	(3)	(37)	(14)	(161)	-	(235)
Prospection, Drilling and Lifting Costs	(208)	-	-	-	(19)	-	-	(227)
Research &Development	(78)	(25)	(5)	-	-	(32)	-	(140)
Others	(258)	(121)	(704)	(9)	21	(295)	-	(1,366)
Operating Profit	8,872	2,106	(383)	199	199	(825)	(1,677)	8,491

Interest Income (Expenses)	(21)	60	25	(36)	54	621	-	703
Gains from Investment in Subsidiaries	-	88	-	-	19	(196)	-	(89)
Balance Sheet Monetary Correction	-	-	-	-	16	-	-	16
Non-operating Income (Expense)	(7)	(43)	-	(2)	(8)	4	-	(56)

Income before Taxes
and Minority interests	8,844	2,211	(358)	161	280	(396)	(1,677)	9,065

Income Tax &Social Contribution	(3,227)	(714)	198	(62)	(98)	19	570	(3,314)
Minority interests	0	(32)	(175)	(2)	3	-	-	(206)
Employee interest	-	-	-	-	-	-	-	-

Net Income (Loss)	5,617	1,465	(335)	97	185	(377)	(1,107)	5,545

Consolidated Statement of Business Segmentation 03.31.2002

	Millions of Reais (R$)
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	5,764	9,284	517	3,759	612	-	(8,697)	11,239

Intersegments	5,450	3,031	106	72	38	-	(8,697)	-
Third Parties	314	6,253	411	3,687	574	-	-	11,239

Cost of Goods Sold	(3,356)	(8,209)	(430)	(3,424)	(537)	-	8,419	(7,537)

Gross Profit	2,408	1,075	87	335	75	-	(278)	3,702

Operating Expenses	(432)	(584)	(193)	(264)	(19)	(673)	(65)	(2,230)

Sales, General &Administrative	(52)	(454)	(29)	(244)	(59)	(229)	-	(1,067)
Taxes	-	(18)	(2)	(23)	(6)	(124)	-	(173)
Prospection, Drilling and Lifting Costs	(228)	-	-	-	(4)	-	-	(232)
Research &Development	(39)	(26)	(3)	-	-	(20)	-	(88)
Others	(113)	(86)	(159)	3	50	(300)	(65)	(670)

Operating Profit	1,976	491	(106)	71	56	(673)	(343)	1,472

Interest Income (Expenses)	(98)	31	(47)	4	(66)	423	-	247
Gains from Investment in Subsidiaries	-	15	-	-	(59)	4	-	(40)
Non-operating Income (Expense)	-	(4)	-	-	10	2	-	8

Income before Taxes
and Minority interests	1,878	533	(153)	75	(59)	(244)	(343)	1,687

Income Tax &Social Contribution	(648)	(187)	55	(27)	(6)	(41)	139	(715)
Minority interests	-	(7)	-	(13)	2	(88)	-	(106)
Employee interest	-	-	-	-	-	-	-	-

Net Income (Loss)	1,230	339	(98)	35	(63)	(373)	(204)	866

Other Operating Expenses (Revenues) - Consolidated - Jan-Mar - 2003

	Millions of Reais (R$)

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Provisions Losses on Financial Exposure-Thermoplants	-	-	(708)	-	-	-	-	(708)
Pension Fund obligations and Health Care benefits	-	(1)	-	(7)	-	(199)	-	(207)
Institutional Relations and Cultural Projects	-	(1)	-	-	-	(69)	-	(70)
Unscheduled stoppages - plant and equipament	(136)	(29)	-	-	-	-	-	(165)
The Listing of P-34	(39)	-	-	-	-	-	-	(39)
Losses as a result of Legal Proceedings	(6)	(5)	-	-	-	(2)	-	(13)
Others	(77)	(85)	4	(2)	21	(25)	-	(164)

	(258)	(121)	(704)	(9)	21	(295)	-	(1,366)

Other Operating Expenses (Revenues) - Consolidated - Jan-Mar - 2002

	Millions of Reais (R$)

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Contractual Contingencies with Thermoplants	-	-	(112)	-	-	-	-	(112)
Pension Fund obligations and Health Care benefits	-	-	-	(7)	-	(176)	-	(183)
Institutional Relations and Cultural Projects	-	-	-	-	-	(48)	-	(48)
Unscheduled stoppages - plant and equipament	(100)	(18)	-	-	-	-	-	(118)
Losses as a result of Legal Proceedings	(6)	(5)	-	-	-	(1)	-	(12)
Petroleum &Alcohool Account Regularization	-	-	-	-	-	(16)	-	(16)
Others	(7)	(63)	(47)	10	50	(59)	(65)	(181)

	(113)	(86)	(159)	3	50	(300)	(65)	(670)

Consolidated Statement of Business Segmentation - 03.31.2003

	Millions of Reais (R$)

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	32,208	29,182	12,784	5,966	12,112	24,193	(7,979)	108,466

CURRENT ASSETS	4,104	18,025	3,658	3,968	2,517	16,068	(4,848)	43,492

CASH AND CASH EQUIVALENTS	3	1,396	177	173	486	12,976	0	15,211
OTHERS	4,101	16,629	3,481	3,795	2,031	3,092	(4,848)	28,281
NON CURRENT ASSETS	2,886	1,098	4,374	766	3,839	7,057	(3,131)	16,889

PETROLEUM AND ALCOHOL ACCOUNT	-	-	-	-	-	668	-	668
MARKETABLE SECURITIES	562	5	-	1	-	927	-	1,495
OTHERS	2,324	1,093	4,374	765	3,839	5,462	(3,131)	14,726
FIXED ASSETS	25,218	10,059	4,752	1,232	5,756	1,068	-	48,085

Consolidated Statement of Business Segmentation - 12.31.2002

	Millions of Reais (R$)

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	28,401	26,099	12,377	5,286	12,509	20,643	(8,055)	97,260

CURRENT ASSETS	5,129	15,425	3,196	3,449	2,788	11,833	(3,389)	38,431

CASH AND CASH EQUIVALENTS	3	1,804	175	211	833	8,849	-	11,875
OTHERS	5,126	13,621	3,021	3,238	1,955	2,984	(3,389)	26,556
NON CURRENT ASSETS	2,986	1,001	4,572	713	4,064	7,794	(4,569)	16,561

PETROLEUM AND ALCOHOL ACCOUNT	-	-	-	-	-	644	-	644
MARKETABLE SECURITIES	593	5	-	-	-	1,019	-	1,617
OTHERS	2,393	996	4,572	713	4,064	6,131	(4,569)	14,300
FIXED ASSETS	20,286	9,673	4,609	1,124	5,657	1,016	(97)	42,268

Consolidated Statement of Business Segmentation - 03.31.2003

	R$ Millions INTERNATIONAL

	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA

ASSETS	6,102	1,326	616	2,045	4,826	(2,803)	12,112

Income Statement
Net Operating Revenues	414	1,004	453	161	6	(675)	1,363

Intersegments	250	613	-	66	-	(675)	254
Third Parties	164	391	453	95	6	-	1,109

Operating Revenues	175	32	(42)	64	(30)	-	199
Net Income (Loss)	147	36	(43)	62	(17)	-	185

Consolidated Statement of Business Segmentation - 12.31.2002

	R$ Millions INTERNATIONAL

	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA

ASSETS	5,945	1,377	674	1,923	5,423	(2,833)	12,509

Income Statement
Net Operating Revenues	996	3,380	1,433	398	13	(1,994)	4,226

Intersegments	666	1,665	-	191	-	(1,994)	528
Third Parties	330	1,715	1,433	207	13	-	3,698

Operating Revenues	139	165	(186)	100	(107)	-	111

Net Income (Loss)	(173)	357	(32)	(127)	83	-	108

Results by Business Area

PETROBRAS operates on an integrated basis with the larger part of oil and gas production being transferred from the Exploration and Production areas to other areas of the Company.

In the statements by business area, the Company’s operations are shown in accordance with the organization and management model approved on October 23, 2000 by PETROBRAS’ Board of Directors and comprising the following areas:

(a)     Exploration and production: through PETROBRAS, BRASOIL, PNBV and PIB BV, covers exploration, production development and the production of oil, NGL and natural gas in Brazil for the primary purpose of supplying the country’s refineries as well as selling oil to the domestic and overseas markets and/or maximizing any other commercial opportunities which may be identified;

(b)     Supply: through PETROBRAS, Downstream, Transpetro, Petroquisa, BRASOIL, PIFCO, BOC, and PIB BV, covers the activities of refining, logistics, transportation and sales of oil products and alcohol as well as stakes in petrochemical companies in Brazil and two fertilizer plants;

(c)     Distribution: responsible for the distribution of oil products and alcohol in Brazil in large part represented by the operations of BR Distribuidora,

(d)     Gas and Energy: through PETROBRAS, Gaspetro and Petro Energia, encompasses transportation and sales of natural gas produced in Brazil or imported, sales of energy, and stakes in natural gas transportation companies and distributors and in thermoelectric power plants.

(e)     International: through PIB BV, BRASOIL, Downstream, BOC and PETROBRAS, covers the activities of oil and gas exploration and production, of supply and of gas and power and distribution in thirteen countries around the world.

Activities that cannot be attributed to other areas are included in the corporate organization group, notably those linked to corporate financial management and overhead related to the Company’s administrative headquarter and other expenses including actuarial expenses with respect to healthcare and pension plans with retirees and respective dependents.

The accounting information per business area was prepared based on accounting principles, which analyzes only those items over which it exercises effective control.

Highlighted below are the principal criteria used in analyzing the results of each business area:

a)     Net operating revenue: considers all revenue from sales to external clients, plus sales between business areas benchmarked to internal transfer prices to be agreed between the areas concerned.

b)     Operating income is determined from net operating revenue, the cost of goods and services sold which is calculated by each business area based on the internal transfer price, and other operating costs for each segment as well as operating expenses which are defined as the expenses effectively incurred in each area.

c)     Assets: include the assets identified as pertaining to each area.

E&P — In 1Q-2003, the exploration and production area reported a net income of R$ 5,617 million, 357% higher than the net income recorded in the same period of the previous year (R$ 1,230 million), mainly due to the increase in the gross profit arising from the sale/transfer of oil and reflecting price increases on the international market and foreign exchange rate changes, as well as the 6% growth in oil and NGL production volumes due to the start-up of new wells in the Marlim (P-35 and P-37), and the Espadarte (ESPF) fields and principally from the new wells incorporating the P-38/P-40 in the Marlim Sul field.

SUPPLY – 1Q-2003 net income from the Marketing area was R$ 1,465 million, 332% higher than the net income reported for the same period in 2002 (R$ 339 million), primarily reflecting the increase in gross profits due to the partial pass through to oil by-product realization prices of the increase in international oil prices, coupled with the realization of inventories that had been built up at lower costs in previous periods.

This effect was partially offset by a 6% reduction in domestic oil product sales volume, principally of fuel oil and gasoline. The share of domestic oil in refinery throughput in 1Q-2003 was practically unchanged from 1Q-2002 (80% and 81%, respectively).

GAS AND ENERGY – In 1Q-2003, the loss reported by the gas and energy segment was R$ 335 million, 242% higher than the loss of R$98 million recorded in the same period in 2002, principally due to the increased provisioning for losses expected to be incurred over the remainder of 2003 from the electric energy business and amounting to R$ 708 million. 1Q-2002 losses from this area were R$113 million.

This effect was partially offset by the higher gross profit due to increases of 99% in the natural gas average realization value and 5% in sales volume as well as net financial income of R$ 25 million, reflecting the impact of the Real appreciation against the US dollar on the segment’s net debt.

In 4Q-2002, losses from the energy business were R$ 1,120 million, with R$ 396 million recorded for 1Q-2003 and R$ 724 million in provisions constituted in December 2002 and representing the estimate at the time for expected losses in 2003. R$ 372 million of this provision was realized during 1Q-2003.

DISTRIBUTION – The distribution area reported 1Q-2003 net income of R$ 97 million, 177% greater than the net income for the same period in 2002 (R$ 35 million), principally a result of the increase in gross profit, reflecting the pass through of the increase in by-product prices in the refineries, which allowed for the maintenance of gross margin at 8.9%.

INTERNATIONAL – In line with the strategic plan, operations in this area are focused on the integration of businesses in Latin America, especially the Southern Cone countries (Argentina), where the Company has acquired controlling stakes in Perez Companc, Petrolera Perez Companc and Petrolera Santa Fé.

In 1Q-2003, the International Business reported a net income of R$ 185 million (equivalent to US$ 55 million), compared with a loss of R$ 63 million (equivalent to US$ 28 million) for the same period in 2002. The result came largely from an improved gross profit, reflecting higher international oil prices and the depreciation of the Real as well as the impact of the stronger Argentine peso against the US dollar in 1Q-2003, in contrast to its devaluation in the same period of the previous year.

CORPORATE – The units which comprise the Corporate area of the PETROBRAS System reported losses of R$ 377 million in 1Q-2003, practically flat when compared with the loss posted in the same period of the previous year (R$ 373 million).

The increase in general and administrative expenses, principally in relation to payroll expenditures, as well as the loss of R$ 196 million in the translation effect of the foreign exchange rate on overseas corporate investments, were almost fully offset by the change in “other accounts”, in particular the R$ 198 million increase in net financial income for the quarter, due to the 5% appreciation of the Real against the US dollar and its effect on the Company’s debt (in 1Q-2002 exchange rates were stable).

PETROBRAS SYSTEM	Appendixes

1.     Changes in accounting practices

During 2001, FASB (Financial Accounting Standards Board) issued “SFAS 143 – Accounting for Asset Retirement Obligations” which establishes the new treatment for recognizing costs incurred with the abandonment of wells and dismantlement of depleted production areas. PETROBRAS must comply with the SFAS 143 requirements as of January 1, 2003 in its US GAAP financial statements.

For this reason, the Company has decided to improve the presentation of its corporate financial statements in keeping with the policy of preparing them in accordance with prevailing international accounting practices, principally in relation to oil and gas exploration and production activities. As of January 1, 2003, management decided to prepare the Company’s financial statements both according to Brazilian and US accounting principles – BR GAAP and US-GAAP, respectively — using SFAS 143 concepts for recognizing costs incurred with abandonment of wells and the dismantlement of worked-out areas together with the respective liability.

According to the former accounting practices, costs for future abandonment and the dismantling of production areas were estimated and provisioned during the course of the field productive life, so as to become entirely booked by the end of the reserve production. Such a provision used to be included in the depreciation, being presented as a deductible account in the capitalized assets.

Following the introduction of the new rules, the estimated abandonment costs and dismantling of production areas will be booked based on the present value of these liabilities, discounted at a risk-free rate, are now to be recorded integrally at the production start-up, as part of the cost of these assets set against a compensating provision to support such expenditures.

In the light of these changes, on January 1, 2003, the introduction of this new accounting practice for provisioning the retirement costs of well abandonment will be recorded directly to shareholders’ equity as an Adjustment for Previous Fiscal Years and totaling R$ 2,396 million.

The expenses related with the interests incurred from provisioning the liability in 1Q03, in the amount of R$ 23 million, was booked as operating expenses – expenditures with prospecting and drilling for oil extraction.

2. Changes in the Petroleum and Alcohol Accounts

Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002
789	Initial Balance	644	187
1	Adjustments of PPA	-	(14)
37	Reimbursement to 3rd Parties	16	(10)
(81)	Reimbursement to PETROBRAS	-	(1)
3	Intercompany Lending Charges	8	2
(105)	Regularization - GTI*	-	-

644	Final Balance	668	164

* INTER-MINISTERIAL WORKING PARTY

As disclosed by the Company in the explanatory notes to the annual and quarterly account statements, the Federal Government Audit, currently in progress, is to certify as to the accuracy of the debit balances in the oil and alcohol accounts for the period from July 1, 1998 to December 31, 2001, thus concluding the reconciliation of accounts with the Federal Government.

Once the audit is complete, the value of securities held as collateral for the debit balance on June 30, 2003 or of the securitized credits, will be adjusted to the new value to be recorded at that date pursuant to Provisional Measure 2.181-45 of August 24, 2001.

3. Consolidated Taxes and Charges

PETROBRAS’ economic contribution to the country’s wealth as measured by payments of taxes, fees and social charges, totaled R$ 9,068 million, a 24% increase when compared to 1Q-2002.

Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002	Δ %
	Economic Contribution - Country
3,133	Value Added Tax (ICMS)	3,581	2,179	64
3,675	PASEP/COFINS (1)	3,897	2,500	56
727	Income tax &social contribution on profit	710	870	(18)
511	CIDE (2)	553	1,589	(65)
302	Others	327	157	108
336	Economic Contribution - Foreign	375	302	24

8,684	Total	9,443	7,597	24

(1)     See comments on sales deductions on page 12.
(2)     CIDE – INTERVENTION CONTRIBUTION OF THE ECONOMIC DOMAIN (CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO)

4.     Government Participations

Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002	Δ %
	País
1,125	Royalties	1,279	539	137
932	Special Participation	1,282	350	266
2	Surface Rental Fees	95	73	30
31	Foreign	76	55	38

2,090	Total	2,732	1,017	169

The 137% year-over-year growth in 1Q-2003 royalty payments compared with the same period in 2002, reflects the growth in domestic production and the impact of foreign exchange devaluation on the reference prices for domestic oil, the parameter used for calculating royalties.

Highly productive fields, principally those of Marlim, Albacora and Marlim Sul, are subject to special government participation payments, the value of which is a function of the variation of the reference prices for oil lifted from these fields using a methodology fixed by the ANP (National Petroleum Agency) and based on the previous quarter’s quoted prices. When compared to 1Q-2002, the 1Q-2003 special participation payment increased by 266%, due to higher oil reference prices and greater production volumes in 4Q-2002 (the basis for calculating the 1Q-2003 special participation payment and in contrast to the quotations used for the payment calculation in 1Q-2002).

5.   Reconciliation of Consolidated Results and Shareholders’ Equity

	Millions of Reais (R$)
	Shareholder’s Equity	Result
. According Petrobras' information as of Mar. 31, 2003	45,143	5,529
. Profit in the sales of products in affiliated inventories	(276)	(276)
. Profit reversion in inventories in fiscal years		164
. Capitalized Interest	(163)	(10)
. Absortion of negative Net Worth in affiliated companies	(1,649)	203
. Other eliminations	(161)	(65)

. According Consolidated Information as of Mar. 31, 2003	42,894	5,545

* Pursuant to CVM Instruction 247/96 and OFICIO CIRCULAR/CVM/SNC/SEP/04/96, the losses on investments valued by the equity income method were considered to be of a non-reccuring nature, where the invested entities indicated no evidence of ceasing operations or need for financial support, and should therefore be limited to the maximum value of the parent company’s investment. Therefore, the losses from uncovered liabilities (negative equity) of controlled companies have not impacted PETROBRAS’ results and shareholders’ equity for 1Q-2003. The items above are for accounting purposes only representing reconciled items between PETROBRAS’ accounting statements and the Consolidated Accounting Statements.

6.     Environmental and Social Projects

The main projects in the Environmental and Social Project area can be found on the Companys’ web site at www.petrobras.com.br — Investor Relations.

7.     PETROBRAS’ shares and ADR Performance

Nominal Valuation
		Jan-Mar
4Q-2002		2003	2002
31.34%	Petrobras ON	-3.81%	16.78%
25.75%	Petrobras PN	0.00%	12.90%
39.24%	ADR- Level III - ON	1.41%	13.61%
40.31%	ADR - Level III - PN	2.69%	12.15%
30.69%	IBOVESPA	0.05%	-2.38%
9.87%	DOW JONES	-4.19%	3.82%
13.95%	NASDAQ	0.42%	-5.39%

The book value of one share of PETROBRAS on March 31, 2003 was R$ 42.95.

8.     Perez Companc S.A. Acquisition

Subsequent Event

On May 13th 2003, the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretary of Competition, Deregulation and Consumer Protection (Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor), approved the purchase of 58.62% of Perez Companc S.A.´s and 39.67% of Petrolera Perez Companc capital stock by Petrobras Participações S.L., a company controlled by Petróleo Brasileiro S.A. -Petrobras.

Upon approval of the transaction Pecom Energía S.A. agreed to divest itself of its aggregate equity interest in Transener S.A. in accordance with the Law Nº. 24,065 of the Electricity Regulatory framework which will be supervised by the Argentine Regulatory Entity for Electricity (Ente Nacional Regulador de la Electricidad — ENRE) and approved by the Argentine Secretary of Energy (Secretaría de Energía de la Nación).

PETROBRAS S.A	Financial Statements

Income Statement – Controlling Company

Millions of Reais (R$)
		Jan-Mar
4Q-2002		2003	2002
25,724	Gross Operating Revenues	28,616	15,027
(7,510)	Sales Deductions	(7,682)	(5,652)

18,214	Net Operating Revenues	20,934	9,375
(11,909)	Cost of Goods Sold	(10,222)	(6,158)

6,305	Gross Profit	10,712	3,217
	Operating Expenses
(1,155)	Sales, General &Administrative	(1,100)	(711)
(463)	Cost of Prospecting, Drilling &Lifting	(208)	(228)
(152)	Research &Development	(140)	(88)
(83)	Taxes	(160)	(122)
(1,993)	Others	(1,606)	(677)
	Net Financial Expense
790	Income	848	614
(669)	Expense	(463)	(290)
(2,455)	Monetary &Foreign Exchange Correction - Assets	(1,348)	141
2,914	Monetary &Foreign Exchange Correction - Liabilities	1,514	(185)

580		551	280
329	Gains from Investment in Subsidiaries	495	(6)

3,368	Operating Profit	8,544	1,665
128	Non-operating Income (Expense)	(28)	117
(658)	Income Tax & Social Contribution	(2,987)	(718)
(380)	Employee Profit Sharing Plan

2,458	Net Income (Loss)	5,529	1,064

Balance Sheet – Controlling Company

Assets	Millions of Reais (R$)
	Mar.31, 2003	Dec.31, 2002

Current Assets	34,708	31,976

Cash and Cash Equivalents	11,774	7,921
Accounts Receivable	6,895	8,429
Inventories	12,003	10,385
Others	4,036	5,241
Non-current assets	35,395	34,520

Petroleum &Alcohol Account	668	644
Subsidiaries, Controlled and Associate companies	27,515	27,010
Ventures under Negotiation	1,098	970
Advances to Suppliers	1,287	1,334
Advances to Migration - Petros Plan	1,100	1,023
Deferred Taxes and Social Contribution	574	528
Others	3,153	3,011
Fixed assets	39,724	33,445

Investments	11,480	10,545
Property, Plant &Equipment	27,776	22,449
Deferred	468	451

Total Assets	109,827	99,941

Liabilities	Millions of Reais (R$)
	Mar.31, 2003	Dec.31, 2002

Current Liabilities	44,169	42,569

Short-term Debt	2,331	2,268
Suppliers	24,112	25,045
Taxes &Social Contribution Payable	8,837	6,411
Dividends	1,674	2,761
Project Finance and Joint Ventures	1,706	1,794
Pension Plan	277	229
Others	5,232	4,061
Long-term Liabilities	20,515	20,601

Long-term Debt	9,398	9,728
Subsidiaries and Controlled	2,648	2,783
Pension fund obligations	443	483
Health Care Benefits	3,659	3,473
Deferred Taxes &Social Contribution	3,760	3,442
Others	607	692
Shareholders' Equity	45,143	36,771

Capital Stock	20,176	16,631
Reserves	19,438	10,336
Net Income	5,529	9,804

Total liabilities	109,827	99,941

Cash Flow Statement – Controlling Company

		Millions of Reais (R$)
		Jan - Mar
4T-2002		2003	2002
2,458	Net Income (Loss)	5,529	1,064
4,838	(+) Adjustments	1,345	(1,952)
1,009	Depreciation &Amortization	586	657
145	Petroleum &Alcohol Account	(25)	24
1,809	Charges on Financing and Connected Companies	236	(2,566)
2,331	Charges related to financing and associated companies	494	79
(456)	Others Adjustments	54	(146)
7,296	(=) Net Cash Generated by Operating Activities	6,874	(888)
3,688	(-) Cash used for Cap.Expend.	2,263	1,926
2,073	Investment in E&P	1,696	1,071
734	Investment in Refining &Transport	602	296
51	Investment in Gas and Energy	76	54
488	Structured Projects net of advance	124	405
(40)	Dividends	(297)	-
382	Others Investments	62	100
3,608	(=) Free cash flow	4,611	(2,814)
5,427	(-) Cash used in Financing Activities	758	2,748
(1,819)	(=) Net cash generated in the period	3,853	(5,562)
9,740	Cash at the Beginning of Period	7,921	15,106
7,921	Cash at the End of Period	11,774	9,544

Value Added Statement – Controlling Company

	Millions of Reais (R$)
	Jan - Mar
Description	2003	2002
Gross Operating Revenue from Sales &/ Services	28,633	15,129
Raw Materials Used	(3,231)	(1,091)
Products for Resale	(1,349)	(959)
Materials, Energy, Services &Others	(2,522)	(2,086)
Value Added Generated	21,531	10,993

Depreciation &Amortization	(586)	(657)
Subsidiaries	495	(6)
Financial Income	659	660

Total Distributable Value Added	22,099	10,990

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	900	670

Government Entities
Taxes, Fees and Contributions	10,983	6,388
Government Participation	2,878	1,114
Deferred Income Tax &Social Contribution	104	246

	13,965	7,748
Financial Institutions and Suppliers
Financial Expenses,Interest, Rent &Freight	1,705	1,508

Shareholders
Dividends	-
Net Income	5,529	1,064
	5,529	1,064

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.